Exhibit 21
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
     All of the Company’s subsidiaries listed below are wholly owned.

Name	State of Incorporation
ValueVision Interactive, Inc.	Minnesota
VVI Fulfillment Center, Inc.	Minnesota
ValueVision Media Acquisitions, Inc.	Delaware
ValueVision Retail, Inc.	Delaware
Iosota, Inc.	Delaware
FanBuzz, Inc.	Delaware
FanBuzz Retail, Inc.	Delaware